Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com Direct Dial: 212.912.7889

July 7, 2006

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Filing Desk

National City Mortgage Capital LLC
Registration Statement on Form S-3 relating to Mortgage Pass-
Through Certificates and Mortgage-Backed Notes

Ladies and Gentlemen:

On behalf of National City Mortgage Capital LLC (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3.  In addition, we have been advised that payment of the filing fee, in the amount of $107.00 has been made to you by wire transfer in federal same day funds.

If you require any additional information, please call the undersigned at the above number.

Very truly yours,

/s/ Marian Dawood-Azib

Marian Dawood-Azib